Exhibit 3


                             May 13, 1997


Mr. Michael A. Schoettle
President and Chief
    Operating Officer
United Home Life Insurance Company
1499 Windhorst Way
Greenwood, Indiana 46143


     This Letter of Intent sets forth the terms and conditions upon which United Farm Family Life Insurance Company, directly or indirectly through one or more of its affiliates ("Buyer"), proposes to purchase or otherwise acquire all of the issued and outstanding capital stock (the "Stock") of United Home Life Insurance Company (the "Company"). Our proposal is based on the information contained in the statutory Annual Statement of the Company for the year ended December 31, 1996, as filed with the Department of Insurance of the State of Indiana, and any related notes thereto.

     1. Purchase Price and Payment. Buyer proposes to acquire the Company in a transaction pursuant to which Buyer will pay approximately $ 10.582 million in cash, or $8.75 per share, to the shareholders at the closing, net of any amounts paid or payable to investment bankers or brokers retained by the Company.

     2. Agreement and Closing. Buyer and the Company shall enter into a definitive agreement ("Agreement"), in form and substance satisfactory to both parties, embodying the provisions set forth in this Letter of Intent and such other terms and conditions not inconsistent with this letter as are agreed upon by the parties. The Agreement will include warranties, representations and indemnifications customarily embodied in a transaction of this nature, including warranties by the Company as to the accuracy of all financial statements, documents and other information furnished to Buyer, and the absence of pending or threatened litigation and/or other contingent liabilities. If there has been an adverse change in the financial condition, business or prospects of the Company since December 31, 1996, the Agreement will include the ability of the Buyer to terminate the Agreement or refuse to close, in each case without penalty. Our attorney will prepare the initial draft of the Agreement and it is expected that we will finalize the Agreement as well as all other required ancillary documents as soon as practicable. The closing will take place as soon as is reasonably possible, on a date mutually acceptable to both parties, after all of the conditions precedent to closing enumerated in paragraphs 5 and 6 of this Letter of Intent have been satisfied or waived in writing by Buyer or the Company, as the case may be.



     3. Confirmation of Representations and Warranties. The Agreement will also include the ability of Buyer and/or its actuaries, accountants, attorneys, officers or employees to review any and all tax returns, annual statements, financial information, securities filings, reserves, books and records, policy forms, agreements and documents, licenses and other materials concerning the Company and its operations, and to talk to third parties (including, without limitation, employees, suppliers and governmental officials) as the Buyer may reasonably desire to confirm the representations and warranties in the Agreement.

     4. Fees and Expenses. Each of the Buyer and the Company will be responsible for the fees and expenses of its actuaries, accountants, attorneys, advisors and brokers and any other costs and expenses incurred by it in connection with this transaction.

     5. Conditions Precedent to the Obligation of the Buyer to Close the Transaction. The obligation of the Buyer to consummate this transaction is subject to the satisfaction of at least the following conditions precedent before closing, unless waived in writing by the Buyer.

     (a) Buyer's complete satisfaction with the results of the business review referred to in Section 3 above (including a clean audit opinion as to the Company's statutory financial statements as of December 31,
1996);

     (b) negotiation and execution of the Agreement, satisfactory to Buyer and the Company, embodying the terms of the transaction;

     (c) obtaining all necessary regulatory and third-party consents and approvals (including any requisite approvals of the Indiana
Department of Insurance);

     (d) absence of any adverse change in the condition, assets, liabilities, operations or business prospects of the Company;

     (e) agreement between Buyer and Seller with respect to the tax treatment of the sale of the Stock;

     (f) approval of the transaction, the terms thereof and the Agreement by the Boards of Directors of both Buyer and the Company and by the requisite vote of the Company's shareholders under applicable law;

     (g) the entering into of certain agreements between the Buyer and officers, directors and members of the Schoettle family who are not otherwise contractually obligated as of the date of this Letter of Intent, including such members who have "pass-through" voting of stock held in The Children's Trust Established in the Will of Florence Jeanette Schoettle and to the extent no "pass through" voting rights exist, Michael A. Schoettle and Paul B. Schoettle, to vote the stock owned beneficially by them in favor of the transactions contemplated by this Letter of Intent; and

     (h) agreement that Buyer shall have the right contemporaneously with the closing of this transaction to appoint all members to the Company's Board of Directors.

     (i) negotiation and execution of a non-competitive agreement with key employees, satisfactory to Buyer and the Company.

     6. Conditions Precedent to the Company's Obligation to Close the Transaction. The obligation of the Company to consummate the transactions contemplated by this Letter of Intent is subject to the satisfaction of the following condition precedent, unless waived in writing by the Company.

     (a) Buyer shall have covenanted to use its reasonable best efforts to bring the Company to an A.M. Best rating of "A" (Excellent); and

     (b) Buyer shall have agreed to indemnify, to the extent the directors are currently indemnified, the directors of the Company after Closing and, upon receipt of the undertaking required by Indiana law, to advance expenses to the directors in the event of shareholder lawsuits arising out of this transaction after Closing; and

     (c) Buyer shall have agreed, to the extent that any current Company employees' positions shall be eliminated as a result of the transaction contemplated in this Letter of Intent, to place such employees on a preferential hiring list to be considered for open positions with Buyer.

     7. No Solicitation. From and after the date hereof, the Company will not, and will use its best efforts to cause its officers, directors, employees, attorneys, financial advisors, agents or other representatives not to, directly or indirectly, solicit, initiate or encourage (including by way of furnishing information) any takeover proposal or offer from any person, or engage in or continue discussions or negotiations relating thereto; provided, however, that the Company may furnish information concerning itself and its business, properties or assets to, any third party which makes a Takeover Proposal (as hereinafter defined) if the Board of Directors of the Company concludes in good faith on the basis of the written advice of its outside counsel that the failure to take such action would violate the fiduciary obligations of the Board under applicable law. The Company will promptly (but in no case later than 24 hours of its receipt) notify the Buyer of any Takeover Proposal, including the material terms and conditions thereof (provided that it need not disclose the identity of the person or group making such Takeover Proposal). As used in this Letter of Intent, "Takeover Proposal" shall mean any proposal or offer, or any expression of interest by any third party relating to the Company's willingness or ability to receive or discuss a proposal or offer for a tender or exchange offer, a merger, consolidation or other business combination involving the Company or any proposal to acquire in any manner a substantial equity interest in, or a substantial portion of the assets of the Company.

     8. Certain Fees. Without prejudice to any other rights Buyer may have, the Company shall pay Buyer the fee of $750,000.00 in cash, by certified check or wire transfer within two business days of any of the following events:

     (a) this Letter of Intent is terminated by the Company and within twelve months after such a termination a Superior Company Acquisition Transaction (as hereinafter defined) occurs;

     (b) this Letter of Intent is terminated by Buyer following the occurrence of a Company Third Party Acquisition Event (as hereinafter defined) and the Board of Directors of the Company (i) shall have recommended to the shareholders of the Company any Takeover Proposal or shall have resolved to do so or (ii) a tender offer or exchange offer for 30% or more of the outstanding shares of common stock of the Company is commenced, and, after ten (10) business days, the Board of Directors of the Company fails to recommend against acceptance of such tender offer or exchange offer by its shareholders (including by taking no position with respect to the acceptance of such tender offer or exchange offer by its shareholders).

          A "Company Third Party Acquisition Event" means any of the following events: (A) any Person other than Buyer or its Affiliates, acquires or becomes the beneficial owner of 30% or more of the outstanding shares of the Stock; (B) any new group is formed which, at the time of formation, beneficially owns 30% or more of the outstanding shares of Stock (other than a group which includes or may reasonably be deemed to include Buyer or any of its Affiliates); (C) the Company enters into, or announces that it proposes to enter into, an agreement, including, without limitation, an agreement in principle, providing for a merger or other business combination involving the Company or the acquisition of a substantial interest in, or a substantial portion of the assets, business or operations of, the Company (other than the transactions contemplated by this Letter of Intent); (D) any Person (other than Buyer or its Affiliates) is granted any option or right, conditional or otherwise, to acquire or otherwise become the beneficial owner of shares of Stock which, together with all shares of Stock beneficially owned by such Person, results or would result in such Person being the beneficial owner of 30% or more of the outstanding shares of Stock; or (E) there is a public announcement with respect to a plan or intention by the Company or any Person, other than Buyer, to effect any of the foregoing transactions. For purposes of this Section 9, the terms "group" and "beneficial owner" shall be defined by reference to Section 13(d) of the Exchange Act.

     A "Superior Company Acquisition Transaction" means the event referred to in clause (C) of Company Third Party Acquisition Event provided that the financial and other terms of the transaction referred to therein are, when considered in the aggregate, more favorable to the Company's shareholders than the financial and other terms of the transactions contemplated by this Letter of Intent.

      9. Public Announcements. Buyer and the Company shall jointly announce the entering into of this Letter of Intent. Neither Buyer nor the Company shall make any public announcements regarding the subject matter of this Letter of Intent without the express approval of the other unless, in the written opinion of outside counsel, it is necessary as a matter of law to make such an announcement.

     10.  Governing Law.  This Letter of Intent shall be governed by
Indiana law.

     The purpose of this Letter of Intent is to set forth the present intentions and proposals of Buyer. The Buyer contemplates that there will be continued negotiations with you to permit the drafting and execution of a definitive Agreement and related agreements which are satisfactory to you, the Buyer and our respective attorneys. Except for the obligations under Paragraphs 4, 7 and 8 above, neither the Company nor the Buyer shall have any obligation or liability to the other, hereunder or otherwise, unless and until a mutually satisfactory written Agreement has been fully negotiated, executed and delivered. In the event that the parties do not execute a definitive Agreement within ninety days of your acceptance of this Letter of Intent, the proposals made in this letter shall be null and void.

     This proposal expires at 8:00 am on Wednesday, May 14, 1997. If the foregoing proposal meets with your approval, please sign it and return a copy to my attention as soon as possible, but in no event later than 8:00 am on Wednesday, May 14, 1997.


                                   Very truly yours,
                                   UNITED FARM FAMILY
                                   LIFE INSURANCE COMPANY



                                   By:   /s/ Carl L. Shepherd
                                        __________________________
                                        Carl L. Shepherd
                                        Senior Vice President



     The foregoing proposal is accepted and agreed to.

                                        UNITED HOME LIFE
                                        INSURANCE COMPANY


                                        By:___________________________
                                             Michael A. Schoettle, its
                                             President and Chief
                                             Operating Officer



                     Addendum to Letter of Intent


The Board of Directors of United Home Life Insurance Company has unanimously approved execution of and entry into the Letter of Intent dated May 13, 1997, to which this addendum is attached, subject to the following changes:

1. Paragraph 1 of the Letter of Intent shall be amended by deletion of the clause "net of any amounts paid or payable to investment bankers or brokers retained by the Company";

2. Paragraph 3 shall be amended to specify that any representations or warranties related to pending litigation shall exclude any litigation commenced by or involving SouthCap Corporation, it's officers, directors and/or affiliates, or other litigation related thereto;

3.   Paragraph 8, certain fees shall be amended to $500,000".

If the above changes are acceptable to you, please so indicate by signing below.



United Home Life Insurance Company



By:  /s/ Michael A. Schoettle
      ----------------------------------------
     Michael A. Schoettle
     President and Chief Executive Officer



Accepted and agreed to:

United Farm Family Life Insurance Company

By:  /s/ Carl L. Shepherd
      -----------------------------------------
     Carl L. Shepherd
     Senior Vice President